 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

CYPRESS BIOSCIENCE, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

232674507
(CUSIP Number)

Pablo Legorreta
RP Management, LLC
110 East 59th Street
Suite 3300
New York, NY 10022
(212) 883-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Royalty Pharma US Partners 2008, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Royalty Pharma US Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,815,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,815,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Royalty Pharma Cayman Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Royalty Pharma Cayman Partners 2008, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RP Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Pharmaceutical Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Pharma Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON Pablo Legorreta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 232674507

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of Cypress Bioscience, Inc. (“Cypress” or the “Issuer”), a Delaware corporation. The principal executive offices of Cypress are located at 4350 Executive Drive, Suite 325, San Diego, CA 92121.

Item 2.	Identity and Background.

(a)           This Statement is being jointly filed by:

i.	Royalty Pharma US Partners, LP, a Delaware limited partnership (“US Partners”), with respect to the Shares beneficially owned by it;

ii.	Royalty Pharma US Partners 2008, LP, a Delaware limited partnership (“US Partners 2008”), with respect to the Shares beneficially owned by it;

iii.	RP Investment Corp., a Delaware corporation (“RP Investment “), with respect to the Shares beneficially owned by it and as a significant equity holder in Ramius V&O Acquisition LLC (“Ramius V&O”);

iv.	Royalty Pharma Cayman Partners, LP, a Cayman Islands limited partnership (“Cayman Partners”), which is a stockholder of RP Investment;

v.	Royalty Pharma Cayman Partners 2008, L.P., a Cayman Islands limited partnership (“Cayman Partners 2008”), which is a stockholder of RP Investment;

vi.	Pharmaceutical Investors, LP, a Delaware limited partnership (“Pharmaceutical”), which is the general partner of each of US Partners, US Partners 2008, Cayman Partners and Cayman Partners 2008;

vii.	Pharma Management, LLC, a Delaware limited liability company (“Pharma Management“), which is the general partner of Pharmaceutical;

viii.
PR Management, LLC, a Delaware limited liability company (“RP Management “), which serves as the investment manager for each of US Partners, US Partners 2008, Cayman Partners and Cayman Partners 2008; and

ix.	Pablo Legorreta, who is a member of the Board of Managers of Ramius V&O and the manager of each of Pharma Management and RP Management.

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as the “Reporting Persons.”

(b)           The business address of each of the Reporting Persons is c/o RP Management, LLC, 110 East 59th Street, 33rd Floor, New York, New York 10022.

(c)           The principal business of each of US Partners, US Partners 2008, Cayman Partners and Cayman Partners 2008 is serving as a private investment fund.  Cayman Partners and Cayman Partners 2008 are the sole stockholders of RP Investment, which was formed in connection with those funds’ investment in Ramius V&O.  The principal business of Pharmaceutical is acting as the general partner of each of US Partners, US Partners 2008, Cayman Partners and Cayman Partners 2008.  The principal business of Pharma Management is acting as the general partner of Pharmaceutical.  The principal business of RP Management is acting as the investment manager for each of US Partners, US Partners 2008, Cayman Partners and Cayman Partners 2008.  The principal occupation of Pablo Legorreta is serving as Chief Executive Officer of RP Management and the manager of each of RP Management and Pharma Management.

CUSIP NO. 232674507

The principal occupation of each of the directors and officers of RP Investment is set forth on Schedule A and incorporated by reference into this Item 2.

(d)           During the last five years, none of the Reporting Persons nor any of the persons listed on Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons nor any of the persons listed on Schedule A were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Pablo Legorreta is a citizen of Mexico.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

Previously, on September 15, 2010, Ramius V&O commenced a tender offer (the “Tender Offer”) for all of the outstanding Shares.

On December 14, 2010, US Partners, US Partners 2008 and RP Investment (collectively, the “RP Group”) entered into the Amended and Restated Limited Liability Company Agreement of Ramius V&O (the “Amended LLC Agreement”) in connection with becoming members of Ramius V&O and committing to contribute capital to Ramius V&O sufficient to allow it to consummate the Tender Offer at an offer price per Share equal to $6.50.  In the Amended LLC Agreement, Ramius Value and Opportunity Advisors LLC (“Ramius Value and Opportunity Advisorsd”) agreed to contribute 3,815,000 Shares owned by it or its affiliates upon demand by the Board of Managers of Ramius V&O.  Under the Amended LLC Agreement, Ramius V&O is governed by a Board of Managers, which is comprised of two individuals, one named by Ramius Value and Opportunity Advisors and one named by the RP Group.

Under the Amended LLC Agreement, among other things, after consummation of the Proposed Merger, an amount equal to the number of Shares contributed by Ramius Value and Opportunity Advisors to Ramius V&O multiplied by fifty percent (50%) of the amount by which the per Share purchase price paid by Ramius V&O in the Tender Offer exceeds $5.00 (up to a maximum of $0.25) shall be included in the available cash to be distributed to Ramius Value and Opportunity Advisors and the RP Group pursuant to the terms of the Amended LLC Agreement.

CUSIP NO. 232674507

Also, on December 14, 2010, Ramius Value and Opportunity Advisors and the RP Group (collectively, “Parent”) and Ramius V&O entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”), attached as Exhibit 99.1 hereto and incorporated by reference herein.  Pursuant to the terms of the Merger Agreement, Ramius V&O amended its existing Tender Offer for the Issuer to acquire all of the outstanding Shares of the Issuer not already owned by Ramius V&O or its affiliates, for an increased price of $6.50 per Share in cash.  Ramius V&O and Parent intend, promptly following the successful completion of the Tender Offer, to consummate a second-step merger with the Issuer in which all outstanding Shares that are not purchased in the Tender Offer (other than the Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Tender Offer (the “Proposed Merger”).  Following the consummation of the Proposed Merger, Ramius V&O and Parent intend to transfer to Royalty Pharma Finance Trust (“RPFT”) all of the Issuer’s royalty interest (the “Royalty”) (which shall include all milestone and other payments) in worldwide net sales of Savella pursuant to the License and Collaboration Agreement by and between the Issuer and Forest Laboratories Ireland Limited dated January 9, 2004.  After the transfer of the Royalty to RPFT, Ramius V&O and Parent intend to pursue strategies to monetize the remaining assets of Issuer, which may include sales or licenses of these assets to collaborators or other third parties.

In addition, pursuant to Section 1.03 of the Merger Agreement, Parent shall be entitled to designate the number of directors (rounded up to the next whole number) representing the proportion of the Board of Directors of the Issuer equal to the percentage of outstanding Shares owned by Parent and its affiliates (including Shares accepted for payment under the Tender Offer).  The Issuer shall use its reasonable best efforts to cause Parent’s director designees to be elected or appointed to the Board of Directors of the Issuer.

No Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)           The aggregate percentage of Shares reported owned by each person named herein is based upon 38,588,190 Shares outstanding, as of November 5, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2010.

Pursuant to the terms of the Amended LLC Agreement defined and described in Item 4 above and Item 6 below, as of the date hereof, each of the members of the RP Group beneficially owns 3,815,000 Shares, constituting approximately 9.9% of the Shares outstanding. Each of Cayman Partners and Cayman Partners 2008, as the sole stockholders of RP Investment, may be deemed to beneficially own the 3,815,000 Shares, constituting approximately 9.9% of the Shares outstanding.  Pharmaceutical, as the general partner of each of US Partners, US Partners 2008, Cayman Partners and Cayman Partners 2008, may be deemed to beneficially own the 3,815,000 Shares, constituting approximately 9.9% of the Shares outstanding.  Pharma Management, as the general partner of Pharmaceutical may be deemed to beneficially own the 3,815,000 Shares, constituting approximately 9.9% of the Shares outstanding.  RP Management, as the investment manager for each of Partners, Partners 2008, Cayman Partners and Cayman Partners 2008, may be deemed to beneficially own the 3,815,000 Shares, constituting approximately 9.9% of the Shares outstanding.  Mr. Legorreta, as the manager of each of RP Management and Pharma Management, may be deemed to beneficially own the 3,815,000 Shares, constituting approximately 9.9% of the Shares outstanding.  Each of the Reporting Persons has shared voting and dispositive power over the Shares reported in this Schedule 13D by virtue of their relationships described in further detail above and pursuant to the terms of the Amended LLC Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the Shares reported in this Schedule 13D, except to the extent of their pecuniary interest therein.

CUSIP NO. 232674507

(c) Except as described in this Schedule 13D, none of the Reporting Persons nor any of the persons listed on Schedule A has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of common stock covered hereby.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

On December 23, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description

99.1
Merger Agreement, dated as of December 14, 2010, by and among Ramius V&O Acquisition LLC, Ramius Value and Opportunity Advisors LLC, Royalty Pharma US Partners 2008, LP, Royalty Pharma US Partners, LP, RP Investment Corp. and Cypress Bioscience, Inc.

99.2
Joint Filing Agreement by and among Royalty Pharma US Partners, LP, Royalty Pharma US Partners 2008, LP, Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., RP Investment Corp., Pharmaceutical Investors, LP, Pharma Management, LLC, RP Management, LLC and Pablo Legorreta, dated December 23, 2010.

CUSIP NO. 232674507

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2010

ROYALTY PHARMA US PARTNERS 2008, LP
By: Pharmaceutical Investors, L.P.
By: Pharma Management, LLC

ROYALTY PHARMA US PARTNERS, LP
By: Pharmaceutical Investors, L.P.
By: Pharma Management, LLC

ROYALTY PHARMA CAYMAN PARTNERS, LP
By: Pharmaceutical Investors, L.P.
By: Pharma Management, LLC

PABLO LEGORRETA

ROYALTY PHARMA CAYMAN PARTNERS 2008, L.P.
By: Pharmaceutical Investors, L.P.
By: Pharma Management, LLC

RP INVESTMENT CORP.

PHARMACEUTICAL INVESTORS, LP
By: Pharma Management, LLC

PHARMA MANAGEMENT, LLC

RP MANAGEMENT, LLC

By:	/s/ Pablo Legorreta
Pablo Legorreta
Authorized Signatory

CUSIP NO. 232674507

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF RP INVESTOR CORP.

Name and Position	Present Principal Occupation or Employment; Five-Year Employment History	Principal Business Address	Citizenship
Pablo Legorreta Director, President, Treasurer and Secretary
Mr. Legorreta co-founded Royalty Pharma in 1996, after founding and managing two “proof of principle” investment vehicles that invested in Neupogen and ReoPro Royalty Interests.  Mr. Legorreta currently serves as a Director of Giuliani S.p.A and Hottinger American Investors Fund.
		c/o RP Management, LLC 110 East 59th Street Suite 3300 New York, NY 10022	Mexico